Platinum Group Metals Ltd.

Interim Condensed Consolidated Financial Statements

(Expressed in thousands of United States Dollars unless otherwise noted)
For the nine-month period ended May 31, 2024

Filed: July 11, 2024

PLATINUM GROUP METALS LTD.
Interim Consolidated Statements of Financial Position
(in thousands of United States Dollars)

	May 31, 2024	August 31, 2023
ASSETS

Current
Cash and cash equivalents	$4,765	$6,989
Amounts receivable	92	215
Prepaid expenses	125	348
Total current assets	4,982	7,552

Performance bonds and other assets	279	235
Mineral properties (Note 3)	44,051	41,614
Property, equipment and other	538	620
Total assets	$49,850	$50,021

LIABILITIES

Current
Accounts payable and accrued liabilities	$236	$1,367
Total current liabilities	236	1,367

Asset retirement obligation	92	91
Share based liabilities (Note 5)	1,555	872
Lease liability	276	317
Total liabilities	$2,159	$2,647

SHAREHOLDERS' EQUITY
Share capital (Note 5)	$939,823	$937,040
Contributed surplus	34,367	33,761
Accumulated other comprehensive loss	(170,105)	(170,337)
Deficit	(779,145)	(774,735)
Total shareholders' equity attributable to shareholders of Platinum Group Metals Ltd.	$24,940	$25,729

Non-controlling interest	22,751	21,645
Total shareholders' equity	$47,691	$47,374
Total liabilities and shareholders' equity	$49,850	$50,021

Contingencies and Commitments (Note 7)
Approved by the Board of Directors and authorized for issue on July 11, 2024

/s/ Stuart Harshaw	/s/ Diana Walters
Stuart Harshaw, Director	Diana Walters, Director

The accompanying notes are an integral part of the consolidated financial statements.
2

PLATINUM GROUP METALS LTD.
Interim Consolidated Statements of Loss and Comprehensive Loss
(in thousands of United States Dollars except share and per share data)

	Three months ended		Nine months ended
	May 31, 2024	May 31, 2023	May 31, 2024	May 31, 2023

Expenses
General and administrative	$751	$896	$2,567	$2,922
Foreign exchange loss (gain)	(17)	12	(43)	(289)
Share of joint venture expenditures - Lion Battery (Note 4)	-	-	233	295
Stock based compensation expense	1,019	472	1,613	1,586
	$1,753	$1,380	$4,370	$4,514

Other Income
Interest income	$(107)	(144)	$(353)	$(465)
Loss for the period	$1,646	$1,236	$4,017	$4,049

Items that may be subsequently reclassified to net loss:
Currency translation adjustment	$(1,006)	$2,854	$(222)	$6,108

Comprehensive loss for the period	$640	$4,090	$3,795	$10,157

Net loss attributable to:
Shareholders of Platinum Group Metals Ltd.	$1,646	$1,236	$4,017	$4,049
	$1,646	$1,236	$4,017	$4,049

Comprehensive loss attributable to:
Shareholders of Platinum Group Metals Ltd.	$640	$4,090	$3,795	$10,157
	$640	$4,090	$3,795	$10,157

Basic and diluted loss per common share	$0.02	$0.01	$0.04	$0.04

Weighted average number of common shares outstanding:
Basic and diluted	102,480,148	100,225,508	102,299,804	99,833,378

The accompanying notes are an integral part of the consolidated financial statements.
3

PLATINUM GROUP METALS LTD.
Interim Consolidated Statements of Changes in Equity
(in thousands of United States Dollars, except # of Common Shares)

	# of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (loss)	Deficit	Attributable to Shareholders of the Parent Company	Non- Controlling Interest	Total
Balance August 31, 2022	98,952,372	$934,976	$32,077	$(166,155)	$(768,397)	$32,501	$19,054	$51,555

Stock based compensation	-	-	1,744	-	-	1,744	-	1,744
Restricted share units redeemed	149,438	377	(417)	-	-	(40)	-	(40)
Share options exercised	60,667	128	(46)	-	-	82	-	82
Share issuance - financing	1,089,503	1,975	-	-	-	1,975	-	1,975
Share issuance costs	-	(354)	-	-	-	(354)	-	(354)
Contributions of Waterberg JV Co.	-	-	-	-	(482)	(482)	1,846	1,364
Currency translation adjustment	-	-	-	(6,108)	-	(6,108)	-	(6,108)
Net loss for the period	-	-	-	-	(4,049)	(4,049)	-	(4,049)
Balance May 31, 2023	100,251,980	$937,102	$33,358	$(172,263)	$(772,928)	$25,269	$20,900	$46,169

Stock based compensation	-	-	435	-	-	435	-	435
Restricted share units redeemed	6,050	32	(32)	-	-	-	-	-
Share issuance costs	-	(94)	-	-	-	(94)	-	(94)
Contributions of Waterberg JV Co.	-	-	-	-	(193)	(193)	745	552
Currency translation adjustment	-	-	-	1,926	-	1,926	-	1,926
Net loss for the period	-	-	-	-	(1,614)	(1,614)	-	(1,614)
Balance August 31, 2023	100,258,030	$937,040	$33,761	$(170,337)	$(774,735)	$25,729	$21,645	$47,374

Stock based compensation	-	-	1,099	-	-	1,099	-	1,099
Restricted share units redeemed	103,473	386	(493)	-	-	(107)	-	(107)
Share issuance - financing	2,118,645	2,500	-	-	-	2,500	-	2,500
Share issuance costs		(103)	-	-	-	(103)	-	(103)
Dilution of non-controlling interest	-	-	-	10	(99)	(89)	(22)	(111)
Contributions of Waterberg JV Co.	-	-	-	-	(294)	(294)	1,128	834
Currency translation adjustment	-	-	-	222	-	222	-	222
Net loss for the period	-	-	-	-	(4,017)	(4,017)	-	(4,017)
Balance May 31, 2024	102,480,148	$939,823	$34,367	$(170,105)	$(779,145)	$24,940	$22,751	$47,691

The accompanying notes are an integral part of the consolidated financial statements.
4

PLATINUM GROUP METALS LTD.
Interim Consolidated Statements of Cash Flows
 (in thousands of United States Dollars)

	For the nine-month period ended
	May 31, 2024	May 31, 2023

OPERATING ACTIVITIES
Loss for the period	$(4,017)	$(4,049)

Add items not affecting cash / adjustments:
Depreciation	54	64
Unrealized foreign exchange gain	(65)	(394)
Stock based compensation expense	1,613	1,586
Share of joint venture expenditures	233	295
Directors' fees paid in deferred share units	135	133
Net change in non-cash working capital (Note 8)	246	(722)
	$(1,801)	$(3,087)

FINANCING ACTIVITIES
Proceeds from issuance of equity	$2,500	$1,975
Equity issuance costs	(103)	(354)
Share unit cash settlement	(107)	(40)
Cash received from option exercises	-	82
Lease payments made	(69)	(65)
Cash received from Waterberg partners	163	923
	$2,384	$2,521

INVESTING ACTIVITIES
Performance bonds	$(43)	$(29)
Investment in Lion	(233)	(295)
Expenditures incurred on Waterberg Project	(2,753)	(2,848)
	$(3,029)	$(3,172)

Net decrease in cash	(2,446)	(3,738)
Effect of foreign exchange on cash	222	(374)
Cash, beginning of period	6,989	12,330

Cash, end of period	$4,765	$8,218

The accompanying notes are an integral part of the consolidated financial statements.
5

PLATINUM GROUP METALS LTD.
Notes to the Interim Condensed Consolidated Financial Statements
For the period ended May 31, 2024
(in thousands of United States Dollars unless otherwise specified except share and per share data)

1. NATURE OF OPERATIONS

Platinum Group Metals Ltd. (the "Company") is a British Columbia, Canada company formed by amalgamation on February 18, 2002. The Company's shares are publicly listed on the Toronto Stock Exchange in Canada and the NYSE American, LLC ("NYSE American") in the United States of America.  The Company is a development stage company conducting work on mineral properties it has staked or acquired by way of option agreements in the Republic of South Africa.  Key metals of economic interest on the Company's mineral properties include platinum, palladium, rhodium, gold, copper, and nickel.

The Company's head office and principal place of business is located at Suite 838-1100 Melville Street, Vancouver, British Columbia, Canada, V6E 4A6.  The Company's registered and records office is located at Suite 2300, 550 Burrard Street, Vancouver, British Columbia, Canada V6C 2B5.

These financial statements consolidate the accounts of the Company and its subsidiaries.  Lion Battery Technologies Inc. ("Lion") is accounted for using the equity method as the Company jointly controls Lion despite owning a majority of Lion's shares.  The Company's subsidiaries and joint ventures as at May 31, 2024 are as follows:

		Place of incorporation and operation	Proportion of ownership interest and voting power held
	Principal activity		May 31, 2024	August 31, 2023

Platinum Group Metals (RSA) (Pty) Ltd.	Development	South Africa	100.00%	100.00%
Mnombo Wethu Consultants (Pty) Limited(1)	Development	South Africa	49.95%	49.95%
Waterberg JV Resources (Pty) Ltd.(1),(2)	Development	South Africa	37.10%	37.05%
Lion Battery Technologies Inc.	Research	Canada	52.08%	52.30%

Notes:

(1) The Company controls and consolidates Mnombo Wethu Consultants (Pty) Limited ("Mnombo") and Waterberg JV Resources (Pty) Ltd. ("Waterberg JV Co.") for accounting purposes.

(2) Effective ownership of Waterberg JV Co is 63.10% when Mnombo's ownership portion is combined with Platinum Group Metals (RSA) (Pty) Ltd. ("PTM RSA") ownership portion.

2. BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICIES

These interim condensed consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (as issued by the International Accounting Standards Board) applicable to preparation of interim financial statements under IAS 34 Interim Financial Reporting. The Company's material accounting policies and critical accounting estimates and judgements applied in these interim condensed consolidated financial statements are the same as those applied in Note 2 of the Company's annual consolidated financial statements as at and for the year ended August 31, 2023.

Presentation Currency

The Company's presentation currency is the United States Dollar ("USD").

Foreign Exchange Rates Used

Rand/USD

Period-end rate: R18.7760 (August 31, 2023 - R18.8507)

Period-average rate: R18.7927 (May 31, 2023 - R17.5714)

CAD/USD

Period-end rate: C$1.3637 (August 31, 2023 - C$1.3531)

Period-average rate: C$1.3580 (May 31, 2023 - C$1.3516)

Financial Instruments

The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. As required by IFRS 13, Fair Value Measurement, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described below:

6

PLATINUM GROUP METALS LTD.
Notes to the Interim Condensed Consolidated Financial Statements
For the period ended May 31, 2024
(in thousands of United States Dollars unless otherwise specified except share and per share data)

• Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities;

• Level 2: Inputs other than quoted prices that are observable for the asset or liability either  directly or indirectly; and

• Level 3: Inputs that are unobservable (supported by little or no market activity).

The fair values of the Company's cash and cash equivalents, trade and other payables approximate their carrying values, which are the amounts recorded on the consolidated statement of financial position, due to their short-term nature.  The Company's other liabilities are categorized as Level 2

3. MINERAL PROPERTIES

Since mid-2017, the Company's only active mineral property has been the Waterberg Project located on the Northern Limb of the Bushveld Igneous Complex.

Total capitalized costs for the Waterberg Project are as follows:

Balance August 31, 2022	$40,373
Additions	4,900
Foreign currency translation adjustment	(3,659)
Balance August 31, 2023	$41,614
Additions	2,299
Foreign currency translation adjustment	138
Balance May 31, 2024	$44,051

Waterberg Project

Mining Right

On January 28, 2021, the South African Department of Mineral Resources and Energy ("DMRE") issued a letter to Waterberg JV Co. notifying the Company that a mining right (the "Waterberg Mining Right") had been granted over the Waterberg Project area as applied for in 2018.  The Waterberg Mining Right was notarially executed on April 13, 2021, was registered at the Mineral and Petroleum Titles Registration Office on July 6, 2021 and currently remains active.

Location and Project Area

The Waterberg Project is located on the Northern Limb of the Bushveld Igneous Complex, approximately 85 km north of the town of Mokopane.  At May 31, 2024, the Waterberg Project covered an area of 29,161 hectares consisting of the Waterberg Mining Right, one active prospecting right, and one application for the incorporation of two adjacent farms into the Waterberg Mining Right.  Of the total project area, 20,482 hectares are covered by the Waterberg Mining Right.  On March 9, 2022, Waterberg JV Co. passed a resolution to apply for closure on 50,951 gross hectares of prospecting rights, of which 14,209 hectares are now held within the granted mining right, leaving a net 36,742 hectares of uneconomic prospecting rights closed or in process of being closed.

Acquisition of the Waterberg Project

In October 2009, PTM RSA, Japan Organization for Metals and Energy Security ("JOGMEC") and Mnombo entered into a joint venture agreement regarding the Waterberg Project (the "JOGMEC Agreement").  Under the terms of the JOGMEC Agreement JOGMEC completed a $3.2 million work requirement to earn a 37% interest in the Waterberg JV property, leaving the Company with a 37% interest and Mnombo with a 26% interest.  Following JOGMEC's earn-in, the Company funded Mnombo's 26% share of costs, totalling $1.12 million, until the earn-in phase of the joint venture ended in May 2012.

7

PLATINUM GROUP METALS LTD.
Notes to the Interim Condensed Consolidated Financial Statements
For the period ended May 31, 2024
(in thousands of United States Dollars unless otherwise specified except share and per share data)

On November 7, 2011, the Company entered an agreement with Mnombo to acquire 49.9% of the issued and outstanding shares of Mnombo in exchange for a cash payment of R1.2 million and the Company's agreement to pay for Mnombo's 26% share of costs on the Waterberg JV property until the completion of a feasibility study.  Mnombo's share of expenditures prior to this agreement, and Mnombo's share of expenditures post DFS, are still owed to the Company ($9.5 million at May 31, 2024, including accrued interest).  The portion of Mnombo not owned by the Company is accounted for as a non-controlling interest, calculated at $8.8 million at May 31, 2024 ($8.5 million - August 31, 2023).

To May 31, 2024, an aggregate total of $88.1 million has been funded by all parties for exploration and engineering on the Waterberg Project.  Until the Waterberg prospecting rights were transferred to Waterberg JV Co., all costs incurred by other parties were treated as cost recoveries by the Company.

Current Ownership Waterberg JV Co.

At May 31, 2024 the Company held a controlling 50.07% interest in Waterberg JV Co., comprised of a direct 37.10% interest and an indirect 12.97% interest by way of its 49.9% shareholding in Black Economic Empowerment ("BEE") partner Mnombo.  Mnombo held a 26.0% direct interest in Waterberg JV Co., Impala Platinum Holdings Ltd. ("Implats") held a 14.95% direct interest, and HJM held a 21.95% direct interest.

Historic and Pending Ownership Waterberg JV Co.

On September 21, 2017, Waterberg JV Co. issued shares to acquire all existing Waterberg partner joint venture interests, resulting in 100% of the Waterberg prospecting rights being owned by Waterberg JV Co. and 100% of Waterberg JV Co. being owned by the Waterberg joint venture partners pro rata to their joint venture interests.

On November 6, 2017, Implats purchased an aggregate 15% equity interest in Waterberg JV Co. for $30 million (the "Implats Transaction"), comprised of an 8.6% interest from the Company for $17.2 million and a 6.4% interest from JOGMEC for $12.8 million.  Implats also acquired an option to increase its holdings in Waterberg JV Co. to 50.01% (the "Purchase and Development Option") in exchange for certain payments and project funding.  Implats also acquired a right of first refusal to match commercial offtake terms for the smelting and refining of mineral products from the Waterberg Project if Waterberg JV Co. proposed an offtake agreement with an arm's length third party.  JOGMEC or its nominee retained a right to direct the marketing of Waterberg concentrate and to receive, at market prices, up to all refined minerals produced from the Waterberg Project.

In March 2019 JOGMEC completed the sale of a 9.755% interest in Waterberg JV Co. to Hanwa Co., Ltd ("Hanwa").  In June 2023 JOGMEC and Hanwa reported the establishment of a special purpose company, HJ Platinum Metals Ltd. ("HJM"), to hold and fund their equity interests in the Waterberg Project, which were consolidated into a 21.95% interest for HJM, with JOGMEC to fund 75% of HJM's project commitments and Hanwa the remaining 25%.

On June 15, 2020, Implats elected not to exercise their Purchase and Development Option due to increased economic uncertainty and reduced risk appetite in the short, medium and long-term as a result of the COVID-19 pandemic.

On December 11, 2023, Waterberg JV Co.'s board of directors unanimously approved a $1.65 million  interim budget.  Waterberg JV Co. shareholders also approved the interim budget, with Implats abstaining.  On December 12, 2023, Implats advised that in the current metal price environment Implats was halting capital expenditures across its portfolio and therefore could not fund their pro rata share of a cash call pursuant to the interim budget.  The Company elected to cover Implats pro rata share of the cash call and Implats' interest in Waterberg JV Co. was subsequently diluted from 15.0% to 14.95%.  On May 9, 2024, Implats advised they could not fund their pro rata share of a second cash call pursuant to the interim budget.  The Company again elected to cover Implats pro rata share of the cash call.  Following this second dilution (expected to take place in the Company's fourth fiscal quarter), Impala will hold 14.86% of Waterberg JV Co. and the Company will concurrently increase its aggregate holdings to 50.16%.

8

PLATINUM GROUP METALS LTD.
Notes to the Interim Condensed Consolidated Financial Statements
For the period ended May 31, 2024
(in thousands of United States Dollars unless otherwise specified except share and per share data)

Appeals and Legal Matters

On and following March 5, 2021, three notices of appeal were filed by individual appellants against the January 28, 2021 granting of the Waterberg Mining Right.  Waterberg JV Co. filed formal rebuttals to each action.  On October 13, 2022, the Minister of the DMRE ruled to dismiss all these appeals.  In his ruling the Minister provided the regulatory reasons why each appeal was denied and also confirmed the DMRE's assessment that Waterberg JV Co. has complied with BEE requirements and social and labour plan community consultation procedures.

On May 7, 2021, an opposition group filed an application for an order in the High Court of South Africa to review and set aside the decision by the Minister of the Department of Forestry, Fisheries and the Environment to refuse condonation for the late filing of that group's appeal against the grant of an EA for the Waterberg Mine in November 2020.  The attorneys acting for Waterberg JV Co. filed a notice to oppose the application and required the group's legal counsel to file proof of the mandate to represent the appellant group.  Since filing their review application, the appellants have done nothing to progress their action and their legal counsel has not filed a proof of mandate.

On July 30, 2021, a group located near planned surface infrastructure filed an urgent interdict application.  Waterberg JV Co. promptly filed an answering affidavit denying urgency and arguing that the application was without merit.  The applicants did not respond and were obliged to remove their application from the urgent court roll.  Host community Ketting applied to join as an interested party to the application and another host community submitted a confirmatory affidavit, both communities being in support of the Waterberg Mine.  In July 2022 Waterberg JV Co. filed a Notice of Set Down with the High Court in Limpopo and a hearing to rule on the interdict application occurred on May 22, 2023, at which hearing the court dismissed the urgent interdict application and ordered the applicants to pay costs to the defendants.

On March 7, 2024, a group claiming to be the rightful leadership of two host communities filed an application in the High Court seeking to set aside the January 28, 2021 grant of the Waterberg Mining Right by the DMRE.  Many of the applicants participated in the earlier and unsuccessful appeals and court actions described above.  The applicants have requested condonation for the late filing of this appeal, claim informal rights to two farms overlaying a portion of the Waterberg Mining Right area, object to the grant of the Waterberg Mining Right, and object to the DMRE dismissing their appeals on or about October 13, 2022.  The two farms in question are not expected to host any significant mine infrastructure.  Attorneys acting on behalf of Waterberg JV Co. have filed a notice of opposition and will prepare and file an answering affidavit in due course.

4. LION BATTERY TECHNOLOGIES INC.

Lion was incorporated on June 17, 2019, with the objective to research new lithium battery technology utilizing platinum and palladium.  The Company received 400,000 common shares of Lion, valued at a price of $0.01 per share, as the original founder of Lion. On July 12, 2019, the Company and Anglo American Platinum Limited ("Amplats") entered investment, shareholder and research agreements to facilitate Lion's objectives.  Initially the Company and Amplats agreed to equally invest up to an aggregate of $4.0 million into Lion and on July 6, 2021 the Company and Amplats agreed to increase the planned funding to Lion by a further $2.73 million, to a total of up to $6.73 million, in order to allow the acceleration of certain research and commercialization activities (see below).  All agreed funding into Lion by the Company and Amplats is to be exchanged for preferred shares of Lion at a price of $0.50 per share over an approximate three to five year period.  Amplats and the Company have funded Lion equally for an aggregate $4.612 million as of May 31, 2024 as follows:

9

PLATINUM GROUP METALS LTD.
Notes to the Interim Condensed Consolidated Financial Statements
For the period ended May 31, 2024
(in thousands of United States Dollars unless otherwise specified except share and per share data)

Date	Gross Funding to Lion
July 2019	$1,100
June 2020	$700
February 2021	$700
February 2022	$500
February 2023	$590
June 2023	$560
November 2023	$362
December 2023	$100
Total	$4,612

The Company accounts for Lion using equity accounting as Lion is jointly controlled with Amplats.  Lion pays a fee of $3 per month to the Company for general and administrative services.

Research Program - Florida International University

On July 12, 2019, Lion entered into a Sponsored Research Agreement ("SRA") with Florida International University ("FIU") to fund a $3.0 million research program over approximately three years.  On July 6, 2021 Lion agreed to increase the planned amount of research funding to FIU by a further amount of $1.0 million, for a total of up to $4.0 million.  As the research was completed and milestones were achieved further tranches have been forwarded to FIU with a seventh tranche of funding of $117 advanced in December 2023.  Lion has provided aggregate research funding and patent filing fees to FIU in the amount of $3.85 million as of May 31, 2024.

On August 4, 2020, the U.S. Patent and Trademark Office issued Patent No. 10,734,636 B2 entitled "Battery Cathodes for Improved Stability" to FIU. The patent includes the use of platinum group metals and carbon nanotubes and other innovations in a lithium battery.  A second patent related to this technology was issued in December 2020 and a third was issued in June 2021.  On October 4, 2022, a fourth patent No. 11,462,743 B2 was issued under the title "Battery comprising a metal interlayer" to FIU.  This fourth patent involves the use of palladium as interlayer in batteries to stabilize and enable lithium metal anodes in various existing and emerging lithium battery technologies.  On February 21, 2023, a fifth patent No. 11,588,144 B2 entitled "Battery Cathodes for Improved Stability" was issued to FIU.  The patent involves the fabrication of cathodes using palladium as a catalyst in carbon nanotubes.  Further patents are currently applied for.  Under the SRA, Lion has exclusive rights to all intellectual property being developed by FIU including patents granted.  Lion is also reviewing several additional and complementary opportunities focused on developing next-generation battery technology using platinum and palladium.

On June 21, 2023, the Company reported that Lion had engaged The Battery Innovation Center ("BIC") in Newberry, Indiana to help drive commercialization of its next generation lithium-sulfur and enhanced lithium-ion (NMC) technology using the unique catalytic properties of platinum and palladium.  Under an agreed scope of work (the "SOW"), during late calendar 2023 and into 2024 BIC is to conduct independent small scale and large scale trials to validate Lion's proprietary platinum and palladium based electrode composition, slurry, and films in both lithium-sulfur and lithium-ion (NMC811) coin and pouch cells. The SOW also includes additional research and development focused on improving performance and scale-up with the goal of creating prototypes for commercialization consideration.

5. SHARE CAPITAL

(a) Authorized

Unlimited common shares without par value.

(b) Shares Issued

Fiscal 2024

On September 18, 2023, the Company closed a non-brokered private placement with Deepkloof Limited ("Deepkloof"), a subsidiary of existing major shareholder Hosken Consolidated Investments Limited ("HCI") for 2,118,645 common shares at a price of $1.18 each for gross proceeds of $2.5 million returning HCI's ownership in the Company to approximately 26%.

10

PLATINUM GROUP METALS LTD.
Notes to the Interim Condensed Consolidated Financial Statements
For the period ended May 31, 2024
(in thousands of United States Dollars unless otherwise specified except share and per share data)

Fiscal 2023

On July 27, 2022, the Company entered into an equity distribution agreement with BMO Nesbitt Burns Inc. as Canadian Agent, and BMO as U.S. Agent, for a new at-the-market equity program (the "2022 ATM") to distribute up to $50 million of common shares.  No common shares were sold pursuant to the 2022 ATM prior to August 31, 2022.  In the year ended August 31, 2023 the Company sold 1,089,503 shares at an average price of $1.81 for gross proceeds of $1.975 million and net proceeds of $1.527 million after share issuance costs of $0.448 million were deducted.

(c) Incentive stock options

The Company has entered into Incentive share purchase option agreements under the terms of its share compensation plan with directors, officers, consultants and employees.  Under the terms of the share purchase option agreements, the exercise price of each option is set, at a minimum, at the fair value of the common shares at the date of grant.  Options of the Company are subject to vesting provisions.  All exercise prices are denominated in Canadian Dollars.

The following tables summarize the Company's outstanding share purchase options:

	Number of Share Options	Average Exercise Price in CAD
Options outstanding at August 31, 2022	3,666,671	$3.45
Granted	1,358,000	$2.36
Forfeited	(170,167)	$3.20
Exercised	(60,667)	$1.81
Options outstanding at August 31, 2023	4,793,837	$3.17
Granted	589,950	$1.52
Cancelled	(1,004,000)	$6.25
Expired	(580,169)	$2.61
Options outstanding at May 31, 2024	3,799,618	$2.19

In fiscal 2023, the weighted average share price when options were exercised was $2.31.

Number Outstanding at May 31, 2024	Number Exercisable at May 31, 2024	Exercise Price in CAD	Average Remaining Contractual Life (Years)
99,000	66,000	$3.90	2.19
42,000	28,000	$3.40	2.31
21,000	14,000	$2.52	2.75
1,113,000	371,000	$2.37	3.34
1,120,000	746,667	$2.32	2.54
200,000	50,000	$2.28	3.94
614,668	614,668	$1.81	0.51
589,950	-	$1.52	4.34
3,799,618	1,890,335		2.79

During the period ended May 31, 2024, the Company granted 589,950 share purchase options, which will vest in three tranches on the first, second and third anniversary of the grant.

During the year ended August 31, 2023, the Company granted 1,158,000 share purchase options, which will vest in three tranches on the first, second and third anniversary of the grant.  A further 200,000 share purchase options were issued with 50,000 vesting September 8, 2023 and 150,000 vesting when certain performance conditions are met.

11

PLATINUM GROUP METALS LTD.
Notes to the Interim Condensed Consolidated Financial Statements
For the period ended May 31, 2024
(in thousands of United States Dollars unless otherwise specified except share and per share data)

During the period ended May 31, 2024, the Company recorded $0.79 million of stock compensation costs (May 31, 2023 - $1.33 million) related to share purchase options, of which $0.76 million was expensed (May 31, 2023 - $1.23 million) and $0.03 million was capitalized to mineral properties (May 31, 2023 - $0.01 million).

The Company used the Black-Scholes model to determine the grant date fair value of share purchase options granted.  The following assumptions were used in valuing share purchase options granted during the periods ended May 31, 2024 and August 31, 2023:

Period ended	May 31, 2024	August 31, 2023
Risk-free interest rate	4.48%	3.45%
Expected life of options	4.1 years	3.9 years
Annualized volatility[1]	79%	89%
Forfeiture rate	0.9%	0.6%
Dividend rate	0.0%	0.0%
[1]The Company uses its historical volatility as the basis for the expected volatility assumption in the Black Scholes option pricing model.

(d) Deferred Share Units

The Company has established a deferred share unit ("DSU") plan for non-executive directors.  Each DSU has the same value as one Company common share.  DSUs must be retained until each director leaves the board, at which time the DSUs are redeemed.

During the period ended May 31, 2024, director fees of $135 (May 31, 2023 - $133) were paid by the issuance of DSUs.  An expense of $555 (May 31, 2023 - $37 recovery) was recorded in share based compensation for the revaluation of fully vested DSUs.

At May 31, 2024 a total of 834,847 DSUs were issued and outstanding.

(e) Restricted Share Units

The Company has established a restricted share unit ("RSU") plan for officers and certain employees of the Company.  Each RSU represents the right to receive one Company common share following the attainment of vesting criteria determined at the time of the award.  RSUs vest over a three-year period.

During the period ended May 31, 2024, a stock compensation cost of $315 was recorded (May 31, 2023 - $414) of which $296 was expensed (May 31, 2023 - $370) and $19 was capitalized (May 31, 2023 - $44).  During the nine-month period ended May 31, 2024 the Company issued 297,099 RSUs which vest evenly on the first, second and third anniversary of issuance.  At May 31, 2024, 533,327 RSUs were issued and outstanding, with Nil of the outstanding RSU's being vested.

6. RELATED PARTY TRANSACTIONS

All amounts receivable and amounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment.  Transactions with related parties are in the normal course of business and are recorded at consideration established and agreed to by the parties.  Transactions with related parties are as follows:

(a) During the period ended May 31, 2024 $245 (May 31, 2023 - $234) was paid or accrued to independent directors for directors' fees and services.

(b) During the period ended May 31, 2024, the Company paid or accrued payments of $40 (May 31, 2023 - $40) from West Vault Mining Inc., for accounting and administrative services.  The Company and West Vault Mining have one officer in common.

(c) In May 2018, Deepkloof made a strategic investment in the Company by way of participation in a public offering and a private placement.  Through the terms of the May 2018 private placement, HCI acquired a right to nominate one person to the board of directors of the Company and a right to participate in future equity financings of the Company to maintain its pro-rata interest.  HCI has exercised its right to nominate one person to the board of directors. As of May 31, 2024, HCI's ownership of the Company was reported at 26,955,994 common shares, representing a 26.3% interest in the Company.  In September 2023, HCI subscribed to a private placement for 2,118,645 common shares at US$1.18 per share for gross proceeds to the Company of $2.5 million, (see Share Capital (Note 5) for further details).

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PLATINUM GROUP METALS LTD.
Notes to the Interim Condensed Consolidated Financial Statements
For the period ended May 31, 2024
(in thousands of United States Dollars unless otherwise specified except share and per share data)

7. CONTINGENCIES AND COMMITMENTS

The Company's remaining minimum payments under its office and equipment lease agreements in Canada and South Africa total approximately $0.4 million to February 2029.

From period end the Company's aggregate commitments are as follows:

Payments Due by Year
	< 1 Year	1 - 3 Years	4 - 5 Years	> 5 Years	Total
Lease Obligations	$ 94	$ 270	$ 75	$ -	$ 439
Environmental Bonds	43	129	86	-	258
Totals	$ 137	$ 399	$ 161	$ -	$ 697

Africa Wide Legal Action - Dismissed

On April 26, 2018 a transaction was completed selling 100% of the share interests in Maseve Investments 11 (Pty) Ltd. ("Maseve") to Royal Bafokeng Platinum Limited ("RBPlat") in a transaction valued at approximately $74.0 million.  Maseve owned and operated the Maseve Mine.  Africa Wide Mineral Prospecting and Exploration Proprietary Limited ("Africa Wide") was required to simultaneously sell its 17.1% interest together with the Company's 82.9% interest in Maseve.

In September 2018, Africa Wide instituted legal proceedings in South Africa against PTM RSA, RBPlat and Maseve seeking to set aside the sale of Maseve.  A trial to hear evidence occurred in the High Court of South Africa in October, 2021.  On June 14, 2022, the High Court dismissed Africa Wide's challenge.  Africa Wide appealed the ruling, which was ultimately dismissed by the South Africa Supreme Court of Appeal on November 10, 2022.  Africa Wide was ordered to make payment of the defendants' costs.

On July 10, 2023, Africa Wide applied to the President of the Supreme Court of Appeal for a reconsideration of the November 10, 2022 ruling of the Supreme Court of Appeal.  On October 6, 2023, the South African Supreme Court of Appeal dismissed Africa Wide's application.  Africa Wide was again ordered to pay costs.  On November 23, 2023, the High Court determined that Africa Wide owed the Company a total of R2.99 million in costs.  On November 29, 2023, the Company served Africa Wide by sheriff a demand for payment.  On January 30, 2024, at the offices of Africa Wide's parent company Wesizwe Platinum Ltd. ("Wesizwe"), the Company attempted to serve Africa Wide with a writ of execution.  Wesizwe refused to accept delivery.  On February 4, 2024 Africa Wide paid the Company R2.99 million (approximately $159 on that date), which was credited against legal fees in general and administration expenses for the period.

8. SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital:

Year ended	May 31, 2024	May 31, 2023

Amounts receivable, prepaid expenses and other assets	$344	$(193)
Accounts payable and other liabilities	(98)	(529)
	$246	$(722)

13

PLATINUM GROUP METALS LTD.
Notes to the Interim Condensed Consolidated Financial Statements
For the period ended May 31, 2024
(in thousands of United States Dollars unless otherwise specified except share and per share data)

9. SEGMENTED REPORTING

Segmented information is provided on the basis of geographical segments as the Company manages its business through two geographical regions - Canada and South Africa.  The Chief Operating Decision Maker ("CODM") reviews information from the below segments separately so the below segments are separated.

The Company evaluates performance of its operating and reportable segments as noted in the following table:

At May 31, 2024	Assets	Liabilities

Canada	$4,394	$2,003
South Africa	45,456	156
	$49,850	$2,159

At August 31, 2023	Assets	Liabilities

Canada	$5,787	$2,213
South Africa	44,234	434
	$50,021	$2,647

Loss for the period ended	May 31, 2024	May 31, 2023

Canada	$3,772	$3,531
South Africa	245	518
	$4,017	$4,049

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